UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             MERCURY FINANCE COMPANY
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                     (NAME TO BE CHANGED TO MFN FINANCIAL CORPORATION UPON THE
                        EFFECTIVE DATE OF MERCURY FINANCE COMPANY'S PLAN OF REORGANIZATION (AS DEFINED HEREIN))
             (Exact name of registrant as specified in its charter)

                Delaware                                36-3627010
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(State of incorporation or organization)     I.R.S. Employer Identification No.)

            100 Field Drive,                              60045
               Suite 340                               (Zip Code)
         Lake Forest, Illinois
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(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class to be so       Name of each exchange on which each
         registered                         class is to be registered
         ----------------------------       ------------------------------------

                 Not Applicable                       Not Applicable

         If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A(c) please check the following box.
[   ]

         If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d) please check the following box. [X]

         Securities Act registration statement file number to which this form relates: ____________________________________________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $.01 par value per share
                   Series A Warrants to Purchase Common Stock
                   Series B Warrants to Purchase Common Stock
                   Series C Warrants to Purchase Common Stock




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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

GENERAL

         On July 15, 1998, Mercury Finance Company, a Delaware corporation (the "Company"), filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of Illinois Eastern Division (the "Bankruptcy Court"). As part of the Second Amended Plan of Reorganization of the Company dated December 29, 1998 (the "Plan of Reorganization"), the Company will issue shares of common stock, $.01 par value per share, of the Company (the "New Common Stock") and three series of warrants to purchase shares of New Common Stock (the "Warrants"). The New Common Stock and the Warrants will be issued in part to discharge claims of existing creditors and claimants against the Company.

         On the effective date of the Plan of Reorganization (the "Effective Date"), the Company will file with the Delaware Secretary of State a Restated Certificate of Incorporation substantially in the form of Exhibit 1.1 to this Registration Statement on Form 8-A (the "Certificate of Incorporation"), under which the authorized capital stock of the Company will consist of 60,000,000 shares of capital stock consisting of (1) 50,000,000 shares of New Common Stock; and (2) 10,000,000 shares of Preferred Stock (the "Preferred Stock"). Pursuant to the Plan of Reorganization, on the Effective Date, the Company will issue to holders of certain claims against the Company, a total of 10,000,000 shares of New Common Stock, and Warrants to purchase an aggregate of 1,740,000 shares of New Common Stock. No Preferred Stock will be issued on the Effective Date. This Registration Statement on Form 8-A pertains only to the New Common Stock and the Warrants.

         The following description of the capital stock of the Company and certain provisions of the Company's Restated Certificate of Incorporation of the Company and By-Laws is a summary and is qualified in its entirety by the Restated Certificate of Incorporation of the Company and Amended By-Laws of the Company, which have been filed as Exhibits to this Registration Statement on Form 8-A.

NEW COMMON STOCK

         The issued and outstanding shares of New Common Stock will upon issuance pursuant to the Plan of Reorganization be validly issued, fully paid and nonassessable. Subject to the right of holders of Preferred Stock, the holders of outstanding shares of New Common Stock will be entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The shares of New Common Stock are neither redeemable nor convertible, and the holders thereof will have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of New Common Stock will be entitled to receive, pro rata, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of New Common Stock will be entitled to one vote on all matters submitted to a vote of stockholders. There will be no cumulative voting in the election of directors.

         The Plan of Reorganization requires that the Company use its reasonable best efforts to cause the New Common Stock to be listed on a national securities exchange or the Nasdaq National Market System. The Company has made application for inclusion of the New Common Stock on the Nasdaq National Market System.

PREFERRED STOCK

         The Company's Restated Certificate of Incorporation authorizes the Board of Directors to issue the Preferred Stock in one or more series and to establish the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. The Company may issue, without approval of the holders of New Common Stock, Preferred Stock which has voting, dividend or liquidation rights superior to the Common Stock and which may adversely affect the rights of holders of New Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of New Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock. In addition, the Restated Certificate of Incorporation states that the Company may not issue nonvoting equity securities.

CERTAIN STATUTORY PROVISIONS

         In its Restated Certificate of Incorporation, the Company has elected not to be governed by Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless (i) prior to such time of the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) at or subsequent to such time, the business combination is approved by the board of directors and by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

WARRANTS

         Warrants will be issued to certain claimants of the Company. The Warrants will be issued under the Warrant Agreement (the "Warrant Agreement") dated as of the Effective Date between the Company and Harris Trust and Savings Bank, as warrant agent (the "Warrant Agent"). A copy of the Warrant Agreement is attached hereto as Exhibit 1.4.

         Three series of Warrants (the "Series A Warrants", the "Series B Warrants" and "Series C Warrants") will be issued pursuant to the Warrant Agreement. Each series of Warrants has identical terms except that each series will have a different exercise price and Warrant Exercise Period (as defined below). The following summary of the Warrants does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement.

         Each of the three series of Warrants will represent the right to purchase an aggregate of 580,000 shares of the New Common Stock, which are subject to dilution. The exercise price of the Series A Warrants will be $15.34, the exercise price of the Series B Warrants will be $21.81 and the exercise price for the Series C Warrants will be $28.27. The exercise period for each series of the Warrants shall begin at 9:00 a.m., central standard time, on the Effective Date, and shall expire at 5:00 p.m., central standard time, on the date which is three, four and five years from the Effective Date for the Series A Warrants, the Series B Warrants and the Series C Warrants, respectively (the "Warrant Exercise Period"). Each Warrant not exercised prior to the expiration of the applicable Warrant Exercise Period will become void, and all rights thereunder will terminate.

         Pursuant to the Plan of Reorganization, the Company has agreed to use its reasonable best efforts to have each series of the Warrants listed for trading or on the Nasdaq National Market. Listing criteria of the Nasdaq National Market will not be satisfied and it is unlikely that such listing will initially be authorized. In addition, the Warrant Agreement requires the Company to use commercially reasonable efforts to quote and to maintain the quotation of each series of the Warrants on the Nasdaq National Market, and requires the Company to use such efforts to cause each series of the Warrants to be quoted on alternative exchanges or to include them in an alternative quotation system if quotation on the Nasdaq National Market is not (or is no longer) available.

         The number and kind of securities purchasable upon the exercise of the Warrants and the exercise price therefor will be subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement, including, without limitation, the issuance of capital stock as a dividend or distribution on the Common Stock; subdivisions, reclassifications and combinations of the New Common Stock; the distribution to holders of New Common Stock of indebtedness or assets of the Company or any entity controlled by the Company (excluding cash dividends or cash distributions from consolidated earnings or surplus legally available for such dividends or distributions) or shares of capital stock of any entity controlled by the Company; the issuance of shares of New Common Stock, or other securities convertible into or exchangeable or exercisable for shares of New Common Stock, for a consideration that is less than the then-current market price of the New Common Stock. The Warrants are subject to dilution, along with the New Common Stock.

         No adjustment in such shares or exercise price will be required in connection with the issuance of New Common Stock, rights, warrants or other securities pursuant to: any plan adopted by the Company or any entity controlled by the Company for the benefit of its employees or directors; any underwritten public offering satisfying specified criteria; a plan adopted by the Company for the reinvestment of dividends or interest, provided that the issuance of such shares is not at a discount of more than 20% to the then current market price; the issuance of shares or New Common Stock to shareholders of any corporation which is acquired by, merged into or made a part or subsidiary of, the Company in an arm's length transaction; or, a change in the par value of the New Common Stock. In addition, no adjustment will be required, (a) if in connection with any of the events otherwise giving rise to an adjustment the holders of the Warrants receive such rights, securities or assets as such holders would have been entitled had the Warrants been exercised immediately prior to such event; or (b) unless such adjustment would require at least a 1% change in the aggregate number of shares of New Common Stock issuable upon the hypothetical exercise of a Warrant (but any adjustment requiring a change of less than 1% will be carried forward and taken into any subsequent adjustment).

         The Company may at its option, at any time during the term of each Warrant, reduce the then current exercise price of such Warrant and/or increase the number of shares of New Common Stock issuable upon the exercise of such Warrant to any amount deemed appropriate by the Board of Directors of the Company. The Company and the Warrant Agent may from time to time supplement or amend the Warrant Agreement without approval of any holder to cure, among other things, any ambiguity or to correct or supplement any provision, or to comply with the requirements of the Nasdaq National Market or any national securities exchange, if applicable. Any other supplement or amendment to the Warrant Agreement will require the approval of the holders of a majority of the outstanding New Warrants of each series, with the series voting separately as three classes. Notwithstanding the foregoing, any amendment or supplement which
(i) increases the exercise price; (ii) decreases the number of shares of New Common Stock issuable upon exercise of a Warrant; or (iii) shortens the period during which the Warrants may be exercised, requires the consent of the holder of the Warrant affected thereby.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the New Common Stock and the Warrants will be Harris Trust and Savings Bank, Chicago, Illinois.

ITEM 2.  EXHIBITS.

Exhibit
Number   Description

1.1 Form of the Restated Certificate of Incorporation of Mercury Finance Company, to be filed with the Secretary of State of the State of Delaware and to become effective as of the Effective Date of the Plan of Reorganization.

1.2 Form of the Restated By-laws of Mercury Finance Company to become effective as of the Effective Date.

1.3 Second Amended Plan of Reorganization of Mercury Finance Company, Inc., filed under Chapter 11 of the Bankruptcy Code and dated December 30, 1998 (incorporated herein by reference to the Company's Form T-3, as amended, (SEC No. 22-22403).

1.4 Form of Warrant Agreement between Mercury Finance Company and Harris Trust and Savings Bank, as warrant agent (to be dated as of the Effective Date of the Plan of Reorganization).




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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.


                                       MERCURY FINANCE COMPANY


                                       By:      /s/ Patrick J. O'Malley
                                       Name:        Patrick J. O'Malley
                                       Title:       Chief Accounting Officer

Date:   March 18, 1999